Exhibit 99.2

TDH Holdings, Inc. Closes $9.1 Million Registered Direct Offering

QINGDAO, China, September 30, 2021 /PRNewswire/ -- TDH Holdings, Inc. (NASDAQ: PETZ) (“TDH” or the “Company”), a PRC-based company that specializes in the development, manufacturing and sales of pet food products in China and beyond, today announced that it closed a previously announced registered direct offering with certain investors, raising approximately $9.1 million in gross proceeds from the sale of 10,000,000 common shares at a price of $0.89 per share and warrants at a price of $0.01 per warrant to purchase an aggregate of 20,000,000 common shares, before deducting placement agent fees and other standard offering expenses. The warrants are exercisable at $2.06 per share, and not $2.16 per share as inadvertently disclosed in the previous press release announcing the offering.

The Company plans to use the net proceeds from this offering on strategic acquisitions and investments in complementary business. However, the Company has no current understandings, agreements or commitments for any specific material acquisition at this time. Boustead Securities, LLC. acted as the exclusive placement agent in connection with the offering.

These securities were sold through a prospectus supplement pursuant to the Company’s effective shelf registration statement and base prospectus contained therein. A shelf registration statement relating to these securities was filed with and declared effective by the Securities and Exchange Commission (the “SEC”). A prospectus supplement related to the offering will be filed with the SEC.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. For further information regarding this transaction, please see the Form 6-K filed with the SEC at www.sec.gov.

About TDH Holdings, Inc.

Founded in April 2002, TDH Holdings, Inc. (the “Company”) is a developer, manufacturer and distributer of a variety of pet food products under multiple brands that are sold in the China, Asia and Europe. More information about the Company can be found at www.tdhpet.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the Covid-19 pandemic on our customers’ businesses and end purchasers’ disposable income, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact:

Feng Zhang, CFO
TDH Holdings, Inc.
Email: 770826183@qq.com

Phone: +86 18311021983